

IVY INVESTMENTS®

Annual Report

SEPTEMBER 30, 2017

Ivy High Income Opportunities Fund

The Fund's common shares are listed on the New York Stock Exchange and trade under the ticker symbol IVH

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading vehicle.

CONTENTS

SEPTEMBER 30, 2017 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Over the past 12 months, investors have endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. Following the election, domestic equity markets rose sharply and bond yields saw a slight rise, with both trends carrying into the third quarter of 2017. See the table for a fiscal year-over-year comparison of some common market metrics.

Many investors may be unsettled by the prospect that continued change — in leadership of key countries around the world, in government policy, in interest rate levels — will contribute to market volatility and general uncertainty. While that may be true at times, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of your funds' fiscal period, the U.S. economy remained fundamentally sound, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Overall, the global economy has improved over the fiscal year. In particular, economic growth in the eurozone has accelerated, benefitting from domestic policy stimulus and improving external demand.

The U.S. Federal Reserve (Fed) has hiked interest rates four times since late 2015. We think the Fed will raise rates again in December 2017 and two more times in 2018. The Fed also recently announced that it would begin to reduce its balance sheet starting in October 2017 by allowing maturing Treasury and mortgage-backed securities to roll off. We think most financial markets already are pricing the drawdown into their projections and do not expect major volatility as a result of the Fed's actions. We believe job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, a better economic outlook has caused the European Central Bank to consider adjusting its policies.

While challenges remain, we see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	9/30/2017	9/30/2016
S&P 500 Index	2,519.36	2,168.27
MSCI EAFE Index	1,973.81	1,701.69
10-Year Treasury Yield	2.33%	1.60%
U.S. unemployment rate	4.2%	4.9%
30-year fixed mortgage rate	3.83%	3.42%
Oil price per barrel	$ 51.67	$ 48.24

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy High Income Opportunities Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)



Chad A. Gunther

Below, Chad Gunther, portfolio manager of the Ivy High Income Opportunities Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2017. Mr. Gunther has been manager of the Fund since 2014 and has 19 years industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2017

Ivy High Income Opportunities Fund (Fund at net asset value)	15.14%
Ivy High Income Opportunities Fund (Fund at market price)	22.55%

Investment Performance

During the fiscal year, the Fund outperformed its benchmark, the Bank of America Merrill Lynch U.S. High Yield Master II Index, which returned 9.06%.

Positive contributors to performance include credit selection in the following loan categories: auto, finance and energy, as well as credit selection in the following bond categories: lease finance, education, industrial and gaming. As usual, using leverage in a positive return year will help amplify returns.

Detracting from performance was our underweight in the energy sector, where the sector returned 11.81% for the fiscal year. Also detracting from performance were credit selection in the pharmaceutical, coal and department store sectors.

Investment environment

The non-investment grade credit markets continued to rally over the past fiscal year, with the spread on the Bank of America Merrill Lynch U.S. High Yield Master II Index tightening from 497 basis points on September 30, 2016, to 356 basis points on September 30, 2017. The 141 basis points of spread tightening is almost as good as the 161 basis points of tightening seen the prior fiscal year. The yield on the Bank of America Merrill Lynch U.S. High Yield Master II Index over the past fiscal year has gone from 6.24% to 5.53%.

The fiscal year began with an upset, as Donald Trump defeated Hillary Clinton to become our 45th President of the United States. Trump's victory, which consensus thought would cause a major market pull back, has had just the opposite effect. The past fiscal year has seen global growth pick up, in unison driving both equity and fixed income markets higher. Geopolitical turmoil (namely North Korea), three Federal Reserve Board (Fed) rate hikes, the start of the Fed reducing its balance sheet and President Trump being unable to repeal the Affordable Care Act have not been enough to derail the market.

Fund flows out of the high yield asset class were approximately $12 billion for the fiscal year, while loans have seen inflows of roughly $17 billion. High yield new issue volume year-to-date through September 30, 2017, is $255.6 billion, compared to $232.8 billion for the same period last year. Defaults have continued to decline year-over-year and for the third quarter we have seen the lightest stretch of default activity since May 2011.

Outlook

The central question on the majority of minds continues to be: where are we in this credit cycle? The probability for a third rate hike in 2017, most likely in December, continues to increase along with an anticipated three or four rate hikes in 2018. Rate hikes accompanied by the Fed reducing its $4 trillion balance sheet, as well as geo-political tensions, are just some of the factors that could make it difficult to experience meaningful gains from here. There are, however, good reasons for optimism too. The global economy is showing durable signs of improvement, in particular in areas like Asian trade, European Union recovery, and the U.S. labor market. Tax reform, if passed into law, could add a substantial boost to both consumers and corporations. The argument could also be made that the cyclical clock has been set back a few hours to account for the energy 25%-default experience over the past two years. To be sure, it is a mixed picture.

At fiscal year-end CCC credits were trading at $92.92, while BB quality credits and B credits are now well over par at $105.88 and $103.14, respectively. In the era of ever-present demand for yield accompanied by compressing spreads and lower rates across the entire credit spectrum, there is increasing concern over risk adjusted returns. As yields on indexes and the exchange-traded funds tracking them have pushed down to 5% levels, it begs the question of how much risk investors should be taking for moderate yield.

It is our view that finding value in the high-yield market has become increasingly more difficult, and considerable caution is warranted in making new investments. The global reach for yield has kept demand at all-time highs. Credit spreads were 356 basis points at fiscal year-end after narrowing 141 basis points over the timeframe. As such, we believe our continued process of bottom-up, in-depth fundamental research and analysis will guide us to those investments where the risk/reward is in our favor. We also think, with the potential of a continuation of rising interest rates accompanied by the possibility of a more active Fed, the ability to continue to invest in loans will be an attractive differentiator for the Fund.

The investment return, price, yields, market value and NAV of a fund's shares will fluctuate with market conditions. Closed-end funds frequently trade at a discount to their NAV, which may increase an investor's risk of loss. At the time of sale, your shares may have a market price that is above or below NAV, and may be worth more or less than your original investment. There is no assurance that the Fund will meet its investment objective.

Risk factors. The price of the Fund's shares will fluctuate with market conditions and other factors. Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than with higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

PORTFOLIO HIGHLIGHTS

IVY HIGH INCOME OPPORTUNITIES FUND

ALL DATA IS AS OF SEPTEMBER 30, 2017 (UNAUDITED)

Total Return[1]	Share Price	NAV
1-year period ended 9-30-17	22.55%	15.14%
Commencement of operations (5-29-13) through 9-30-17	5.68%	7.36%

Share Price/NAV Performance

Commencement of operations (5-29-13) through 9-30-17

■ Share Price
■ NAV



Share Price/NAV	
Share Price	$ 15.97
NAV	$ 16.34
Discount to NAV[3]	-2.26%
Share Price Yield[4]	9.02%
Structural Leverage Ratio[5]	32.11%
Effective Leverage Ratio[6]	32.11%

Asset Allocation (%'s based on total investments)

Stocks	0.7%
Energy	0.5%
Consumer Staples	0.2%
Bonds	97.9%
Corporate Debt Securities	80.7%
Loans	17.2%
Borrowings[2]	-32.5%
Cash Equivalents+	1.4%

Quality Weightings (%'s based on total investments)

Investment Grade	0.9%
BBB	0.9%
Non-Investment Grade	97.0%
BB	11.3%
B	59.8%
CCC	21.2%
Below CCC	0.4%
Non-rated	4.3%
Borrowings[2]	-32.5%
Cash Equivalents+ and Equities	2.1%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. For securities not rated by Moody's, ratings are obtained from Fitch. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(1)**Past performance is not necessarily indicative of future performance.** *Total return is calculated by determining the percentage change in NAV or share price (as applicable) in the specified period. The calculation assumes that all dividends and distributions, if any, have been reinvested. Performance at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends. An investment in the Fund involves risk, including the loss of principal. Total return, share price, share price yield and NAV will fluctuate with changes in market conditions. This data is provided for information purposes only and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are traded in the open market through a stock exchange. NAV is equal to total assets less total liabilities divided by the total number of shares outstanding. Holdings are subject to change daily.*

(2)*The Fund has entered into a borrowing arrangement with Pershing LLC as a means of financial leverage. See Note 8 in the Notes to Financial Statements for additional information.*

(3)*The premium/discount is calculated as (most recent share price/most recent NAV) -1.*

(4)*Share price yield is determined by dividing the annualized current monthly dividend per share (comprised of net investment income) by the share price per share at September 30, 2017.*

(5)*Structural leverage consists of borrowings outstanding as a percentage of managed assets. Managed assets are the Fund's total assets, including the assets attributable to the proceeds from any borrowings, minus liabilities other than the aggregate indebtedness entered into for the purpose of leverage.*

(6)*The Fund's effective leverage ratio includes both structural leverage and the leveraging effects of certain derivative instruments in the Fund's portfolio (referred to as "portfolio leverage"), expressed as a percentage of managed assets. Portfolio leverage from the Fund's use of forward foreign currency contracts is included in the Fund's effective leverage values.*

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Energy		
Coal & Consumable Fuels – 0.0%		
Foresight Energy L.P.	22	$ 94
Oil & Gas Equipment & Services – 0.5%		
Key Energy Services, Inc. (A)	67	887
Larchmont Resources LLC (A)(B)(C)	2	552
		1,439
Oil & Gas Exploration & Production – 0.2%		
Midstates Petroleum Co., Inc. (A)	32	495
Total Energy – 0.7%		2,028
TOTAL COMMON STOCKS – 0.7%		$2,028
(Cost: $2,403)		

PREFERRED STOCKS		
Consumer Staples		
Agricultural Products – 0.3%		
Pinnacle Agriculture Enterprises LLC (A)(B)(D)	1,358	856
Total Consumer Staples – 0.3%		856
TOTAL PREFERRED STOCKS – 0.3%		$ 856
(Cost: $617)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Advertising – 0.2%		
Acosta, Inc., 7.750%, 10–1–22 (E)	$ 180	130
Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2–15–24	387	403
		533
Apparel Retail – 0.8%		
Hot Topic, Inc., 9.250%, 6–15–21 (E)(F)	2,509	2,120
Automotive Retail – 0.9%		
Allison Transmission, Inc., 5.000%, 10–1–24 (E)	315	327
Group 1 Automotive, Inc., 5.000%, 6–1–22	424	439
Penske Automotive Group, Inc., 5.500%, 5–15–26	218	226
Sonic Automotive, Inc., 5.000%, 5–15–23 (F)	1,379	1,348
		2,340
Broadcasting – 6.1%		
Clear Channel International B.V., 8.750%, 12–15–20 (E)	282	296
Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22 (F)	2,289	2,358

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting (Continued)		
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20	$ 54	$ 53
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (F)	10,000	9,875
Cumulus Media, Inc., 7.750%, 5–1–19	2,000	575
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3–15–23	875	621
Sirius XM Radio, Inc., 4.625%, 5–15–23 (E)(F)	2,559	2,630
		16,408
Cable & Satellite – 21.0%		
Altice Financing S.A.:		
6.625%, 2–15–23 (E)	832	882
7.500%, 5–15–26 (E)(F)	1,425	1,567
Altice S.A.:		
7.250%, 5–15–22 (E)(G)	EUR 152	191
7.750%, 5–15–22 (E)(F)	$ 13,835	14,682
6.250%, 2–15–25 (E)(G)	EUR 184	236
7.625%, 2–15–25 (E)(F)	$ 11,190	12,071
Altice U.S. Finance I Corp., 5.500%, 5–15–26 (E)	879	927
Block Communications, Inc., 6.875%, 2–15–25 (E)	269	292
Cablevision Systems Corp., 5.875%, 9–15–22 (F)	1,461	1,512
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.500%, 5–1–26 (E)	485	503
5.000%, 2–1–28 (E)	1,642	1,642
DISH DBS Corp.:		
6.750%, 6–1–21 (F)	7,500	8,250
5.875%, 7–15–22 (F)	2,000	2,125
5.875%, 11–15–24	212	222
7.750%, 7–1–26	657	754
Neptune Finco Corp.:		
10.125%, 1–15–23 (E)	831	959
6.625%, 10–15–25 (E)	394	432
10.875%, 10–15–25 (E)	594	734
Numericable - SFR S.A., 7.375%, 5–1–26 (E)(F)	4,194	4,519
VTR Finance B.V., 6.875%, 1–15–24 (E)(F)	3,584	3,790
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (E)	569	582
		56,872
Casinos & Gaming – 4.1%		
Gateway Casinos & Entertainment Ltd., 8.250%, 3–1–24 (E)	983	1,032
Golden Nugget, Inc.:		
6.750%, 10–15–24 (E)	2,466	2,494
8.750%, 10–1–25 (E)	986	1,003
Studio City Finance Ltd., 8.500%, 12–1–20 (E)(F)	2,100	2,160

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming (Continued)		
Wynn Macau Ltd.:		
5.250%, 10–15–21 (E)(F)	$ 3,381	$ 3,471
4.875%, 10–1–24 (E)	340	346
5.500%, 10–1–27 (E)	494	501
		11,007
Department Stores – 0.3%		
Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21	2,224	801
Education Services – 2.7%		
Laureate Education, Inc., 8.250%, 5–1–25 (E)(F)	6,858	7,389
Homefurnishing Retail – 0.6%		
Restoration Hardware Holdings, Inc., Convertible:		
0.000%, 6–15–19 (E)(H)	806	739
0.000%, 7–15–20 (E)(H)	1,130	964
		1,703
Leisure Facilities – 0.2%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, 5.375%, 4–15–27 (E)	471	495
Movies & Entertainment – 1.9%		
Cinemark USA, Inc.:		
5.125%, 12–15–22 (F)	164	168
4.875%, 6–1–23 (F)	1,871	1,890
EMI Music Publishing Group North America Holdings, 7.625%, 6–15–24 (E)	523	582
WMG Acquisition Corp., 6.750%, 4–15–22 (E)(F)	2,472	2,599
		5,239
Publishing – 0.8%		
E.W. Scripps Co., 5.125%, 5–15–25 (E)	142	145
MDC Partners, Inc., 6.500%, 5–1–24 (E)	2,098	2,114
		2,259
Restaurants – 0.7%		
1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc., 5.000%, 10–15–25 (E)	1,878	1,911
Specialized Consumer Services – 0.7%		
Nielsen Co. (Luxembourg) S.a.r.l. (The):		
5.500%, 10–1–21 (E)(F)	1,396	1,434
5.000%, 2–1–25 (E)	457	476
		1,910
Specialty Stores – 2.3%		
Cumberland Farms, Inc., 6.750%, 5–1–25 (E)	770	818

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Stores (Continued)		
Jo-Ann Stores Holdings, Inc. (9.750% Cash or 10.500% PIK), 9.750%, 10–15–19 (E)(F)(I)	$5,634	$ 5,479
		6,297
Total Consumer Discretionary – 43.3%		117,284
Consumer Staples		
Food Distributors – 1.3%		
Performance Food Group, Inc., 5.500%, 6–1–24 (E)	1,054	1,088
Simmons Foods, Inc., 7.875%, 10–1–21 (E)	1,000	1,061
U.S. Foods, Inc., 5.875%, 6–15–24 (E)	1,330	1,393
		3,542
Packaged Foods & Meats – 3.2%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (E)	200	204
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (E)(F)	1,892	1,897
5.750%, 6–15–25 (E)	1,794	1,787
Pilgrim's Pride Corp.:		
5.750%, 3–15–25 (E)	147	152
5.875%, 9–30–27 (E)	683	700
Post Holdings, Inc.:		
5.500%, 3–1–25 (E)	346	359
8.000%, 7–15–25 (E)	545	616
5.000%, 8–15–26 (E)	523	522
5.750%, 3–1–27 (E)	2,222	2,289
		8,526
Personal Products – 0.2%		
Revlon Consumer Products Corp., 5.750%, 2–15–21	361	315
Revlon Escrow Corp., 6.250%, 8–1–24	248	191
		506
Total Consumer Staples – 4.7%		12,574
Energy		
Oil & Gas Drilling – 1.4%		
KCA Deutag UK Finance plc:		
7.250%, 5–15–21 (E)(F)	617	591
9.875%, 4–1–22 (E)	991	1,028
Noble Holding International Ltd., 7.750%, 1–15–24	459	407
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (E)(F)(J)	3,385	1,388
Offshore Group Investment Ltd., 0.000%, 11–1–19 (D)	883	—
Rowan Cos., Inc. (GTD by Rowan plc), 7.375%, 6–15–25	277	271

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Drilling (Continued)		
Trinidad Drilling Ltd., 6.625%, 2–15–25 (E)	$ 23	$ 21
		3,706
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, Inc., 8.500%, 7–15–25 (E)	734	795
SESI LLC:		
7.125%, 12–15–21	493	503
7.750%, 9–15–24 (E)	188	194
		1,492
Oil & Gas Exploration & Production – 6.2%		
Bellatrix Exploration Ltd., 8.500%, 5–15–20 (E)	1,239	1,152
California Resources Corp., 8.000%, 12–15–22 (E)	1,178	766
Carrizo Oil & Gas, Inc., 7.500%, 9–15–20	501	512
Continental Resources, Inc. (GTD by Banner Pipeline Co. LLC and CLR Asset Holdings LLC), 5.000%, 9–15–22	1,226	1,246
Crownrock L.P., 7.750%, 2–15–23 (E)	369	394
EnCana Corp., 6.500%, 8–15–34	512	599
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (E)(F)	2,087	2,160
8.125%, 9–15–23 (E)	340	366
Laredo Petroleum, Inc.:		
7.375%, 5–1–22 (F)	2,596	2,687
6.250%, 3–15–23	339	349
Murphy Oil USA, Inc. (GTD by Murphy USA), 5.625%, 5–1–27	142	153
PDC Energy, Inc., 6.125%, 9–15–24	179	187
Seven Generations Energy Ltd.:		
8.250%, 5–15–20 (E)	1,334	1,394
6.750%, 5–1–23 (E)	1,951	2,056
5.375%, 9–30–25 (E)	975	982
Ultra Resources, Inc.:		
6.875%, 4–15–22 (E)	801	817
7.125%, 4–15–25 (E)	236	238
Whiting Petroleum Corp., 5.750%, 3–15–21	543	533
		16,591
Oil & Gas Refining & Marketing – 0.2%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.), 6.125%, 10–1–24	468	489
Oil & Gas Storage & Transportation – 0.1%		
Crestwood Midstream Partners L.P. and Crestwood Midstream Finance Corp., 6.250%, 4–1–23	211	217
Total Energy – 8.5%		22,495

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials		
Consumer Finance – 3.1%		
Creditcorp, 12.000%, 7–15–18 (E)(F)	$5,248	$ 4,513
CURO Financial Technologies Corp., 12.000%, 3–1–22 (E)(F)	2,000	2,150
Quicken Loans, Inc., 5.750%, 5–1–25 (E)(F)	1,688	1,773
		8,436
Insurance Brokers – 1.1%		
NFP Corp., 6.875%, 7–15–25 (E)(F)	2,803	2,845
Investment Banking & Brokerage – 0.3%		
E*TRADE Financial Corp., 5.875%, 12–29–49	315	336
VHF Parent LLC, 6.750%, 6–15–22 (E)	340	354
		690
Other Diversified Financial Services – 3.2%		
AAF Holdings LLC and AAF Finance Co. (12.000% Cash or 12.750% PIK), 12.000%, 7–1–19 (E)(I)	837	874
Balboa Merger Sub, Inc., 11.375%, 12–1–21 (E)	1,237	1,353
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 5–1–19 (E)(F)(I)	6,708	6,574
		8,801
Specialized Finance – 3.3%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
5.875%, 6–15–21 (E)	306	320
5.450%, 6–15–23 (E)	217	238
7.125%, 6–15–24 (E)	306	338
6.020%, 6–15–26 (E)	435	483
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (E)(F)	2,909	2,909
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9–15–18 (E)(F)	4,985	4,611
		8,899
Thrifts & Mortgage Finance – 0.5%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.375%, 6–15–25 (E)	1,220	1,281
Total Financials – 11.5%		30,952
Health Care		
Health Care Facilities – 2.6%		
DaVita HealthCare Partners, Inc., 5.125%, 7–15–24	242	241
Greatbatch Ltd., 9.125%, 11–1–23 (E)(F)	1,423	1,552

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2017

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
HCA, Inc. (GTD by HCA Holdings, Inc.), 5.250%, 6–15–26	$ 183	$ 197
MPH Acquisition Holdings LLC, 7.125%, 6–1–24 (E)	870	935
Surgery Center Holdings, Inc., 8.875%, 4–15–21 (E)	1,608	1,689
Tenet Healthcare Corp.:		
7.500%, 1–1–22 (E)	164	174
8.125%, 4–1–22 (F)	2,087	2,123
		6,911
Health Care Supplies – 2.8%		
Kinetic Concepts, Inc. and KCI USA, Inc., 12.500%, 11–1–21 (E)(F)	2,213	2,462
Universal Hospital Services, Inc., 7.625%, 8–15–20 (F)	5,152	5,216
		7,678
Life Sciences Tools & Services – 0.9%		
Avantor, Inc.:		
6.000%, 10–1–24 (E)	731	748
9.000%, 10–1–25 (E)	1,706	1,745
		2,493
Pharmaceuticals – 2.5%		
Concordia Healthcare Corp.:		
9.500%, 10–21–22 (E)(F)	2,891	506
7.000%, 4–15–23 (E)	154	25
IMS Health, Inc., 5.000%, 10–15–26 (E)	525	556
Jaguar Holding Co. II and Pharmaceutical Product Development LLC, 6.375%, 8–1–23 (E)	1,061	1,110
Valeant Pharmaceuticals International, Inc.:		
7.000%, 10–1–20	729	734
5.500%, 3–1–23 (E)	48	42
VPII Escrow Corp., 7.500%, 7–15–21 (E)	829	827
VRX Escrow Corp.:		
5.375%, 3–15–20 (E)	1,096	1,095
5.875%, 5–15–23 (E)	777	687
6.125%, 4–15–25 (E)	1,466	1,286
		6,868
Total Health Care – 8.8%		23,950
Industrials		
Aerospace & Defense – 2.4%		
KLX, Inc., 5.875%, 12–1–22 (E)(F)	2,475	2,593
TransDigm, Inc., 6.500%, 5–15–25	471	485
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7–15–22	1,000	1,038
6.500%, 7–15–24	2,260	2,333
		6,449
Air Freight & Logistics – 0.3%		
XPO Logistics, Inc.:		
6.500%, 6–15–22 (E)	$ 577	$ 606
6.125%, 9–1–23 (E)	315	329
		935
Building Products – 1.5%		
Alcoa Nederland Holding B.V.:		
6.750%, 9–30–24 (E)	235	260
7.000%, 9–30–26 (E)	235	266
Ply Gem Industries, Inc., 6.500%, 2–1–22	716	749
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4–15–22	174	196
6.125%, 7–15–23	2,044	2,156
WESCO Distribution, Inc. (GTD by WESCO International, Inc.), 5.375%, 6–15–24	436	460
		4,087
Diversified Support Services – 1.0%		
Ahern Rentals, Inc., 7.375%, 5–15–23 (E)	2,037	1,864
Ritchie Bros. Auctioneers, Inc., 5.375%, 1–15–25 (E)	462	488
United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 5.875%, 9–15–26	217	236
		2,588
Environmental & Facilities Services – 0.3%		
GFL Environmental, Inc.:		
9.875%, 2–1–21 (E)	389	415
5.625%, 5–1–22 (E)	339	352
		767
Industrial Conglomerates – 0.0%		
TriMas Corp., 4.875%, 10–15–25 (E)	99	100
Research & Consulting Services – 0.1%		
Eagle Holding Co. II LLC (7.625% Cash or 8.375% PIK), 7.625%, 5–15–22 (E)(I)	194	202
Security & Alarm Services – 1.5%		
Prime Security Services Borrower LLC, 9.250%, 5–15–23 (E)(F)	3,826	4,222
Total Industrials – 7.1%		19,350
Information Technology		
Application Software – 2.7%		
Kronos Acquisition Holdings, Inc., 9.000%, 8–15–23 (E)(F)	3,668	3,576
Solera LLC and Solera Finance, Inc., 10.500%, 3–1–24 (E)	3,379	3,847
		7,423
Communications Equipment – 0.7%		
West Corp., 5.375%, 7–15–22 (E)(F)	$1,793	$ 1,811
Data Processing & Outsourced Services – 3.0%		
Alliance Data Systems Corp.:		
5.875%, 11–1–21 (E)	608	632
5.375%, 8–1–22 (E)(F)	1,853	1,909
Italics Merger Sub, Inc., 7.125%, 7–15–23 (E)(F)	5,170	5,196
j2 Cloud Services LLC and j2 Global, Inc., 6.000%, 7–15–25 (E)	468	489
		8,226
Electronic Components – 0.2%		
TTM Technologies, Inc., 5.625%, 10–1–25 (E)	492	498
IT Consulting & Other Services – 0.8%		
Cardtronics, Inc. and Cardtronics USA, Inc., 5.500%, 5–1–25 (E)	294	301
NCR Escrow Corp., 6.375%, 12–15–23 (F)	1,765	1,882
		2,183
Semiconductors – 0.5%		
Micron Technology, Inc.:		
7.500%, 9–15–23	882	980
5.500%, 2–1–25	414	442
		1,422
Technology Hardware, Storage & Peripherals – 0.6%		
Western Digital Corp.:		
7.375%, 4–1–23 (E)	215	235
10.500%, 4–1–24	1,278	1,502
		1,737
Total Information Technology – 8.5%		23,300
Materials		
Aluminum – 1.9%		
Constellium N.V.:		
8.000%, 1–15–23 (E)(F)	1,892	2,001
6.625%, 3–1–25 (E)(F)	1,803	1,846
Kaiser Aluminum Corp., 5.875%, 5–15–24	173	185
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8–15–24 (E)	674	703
5.875%, 9–30–26 (E)	446	452
		5,187
Commodity Chemicals – 0.6%		
NOVA Chemicals Corp.:		
4.875%, 6–1–24 (E)	1,215	1,230
5.250%, 6–1–27 (E)	486	491
		1,721

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2017

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials – 1.1%		
Hillman Group, Inc. (The), 6.375%, 7–15–22 (E)(F)	$3,027	$ 3,012
Diversified Chemicals – 0.9%		
PSPC Escrow Corp., 6.500%, 2–1–22 (E)	879	911
PSPC Escrow II Corp., 10.375%, 5–1–21 (E)(F)	1,366	1,489
		2,400
Diversified Metals & Mining – 0.9%		
Artsonig Pty Ltd. (11.500% Cash or 12.000% PIK), 11.500%, 4–1–19 (E)(I)	2,738	27
Crystal Merger Sub, Inc., 7.625%, 10–15–21 (E)	459	477
FMG Resources August 2006 Partners Ltd., 5.125%, 5–15–24 (E)	121	123
Lundin Mining Corp.:		
7.500%, 11–1–20 (E)(F)	1,215	1,264
7.875%, 11–1–22 (E)	584	635
		2,526
Fertilizers & Agricultural Chemicals – 0.8%		
CF Industries, Inc., 3.450%, 6–1–23	188	185
Pinnacle Operating Corp., 9.000%, 5–15–23 (E)(F)	1,956	1,849
		2,034
Metal & Glass Containers – 2.0%		
ARD Finance S.A., 7.125%, 9–15–23	248	265
BakerCorp International, Inc., 8.250%, 6–1–19 (F)	5,007	4,657
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (E)	188	200
7.625%, 1–15–25 (E)	282	305
		5,427
Paper Packaging – 0.5%		
Flex Acquisition Co., Inc., 6.875%, 1–15–25 (E)	321	333
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A., 5.125%, 7–15–23 (E)	1,014	1,058
		1,391
Specialty Chemicals – 0.2%		
Kraton Polymers LLC and Kraton Polymers Capital Corp., 7.000%, 4–15–25 (E)	475	509
Steel – 0.1%		
U.S. Steel Corp., 8.375%, 7–1–21 (E)	304	336
Total Materials – 9.0%		24,543

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Real Estate		
Health Care REITs – 0.1%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.), 5.250%, 8–1–26	$ 222	$ 229
Total Real Estate – 0.1%		229
Telecommunication Services		
Alternative Carriers – 1.8%		
Consolidated Communications Finance II Co., 6.500%, 10–1–22	1,848	1,776
Level 3 Communications, Inc., 5.750%, 12–1–22 (F)	2,176	2,247
Zayo Group LLC and Zayo Capital, Inc.:		
6.000%, 4–1–23	310	328
5.750%, 1–15–27 (E)	365	387
		4,738
Integrated Telecommunication Services – 12.2%		
Frontier Communications Corp.:		
6.250%, 9–15–21 (F)	10,811	8,889
10.500%, 9–15–22 (F)	4,155	3,625
7.125%, 1–15–23 (F)	195	149
6.875%, 1–15–25 (F)	562	420
11.000%, 9–15–25 (F)	1,564	1,330
GCI, Inc., 6.875%, 4–15–25 (F)	2,870	3,085
Sprint Corp.:		
7.250%, 9–15–21 (F)	11,196	12,441
7.875%, 9–15–23 (F)	2,735	3,173
		33,112
Wireless Telecommunication Service – 1.9%		
Sable International Finance Ltd., 6.875%, 8–1–22 (E)	2,198	2,363
Sprint Nextel Corp.:		
9.000%, 11–15–18 (E)	99	107
7.000%, 8–15–20	218	238
11.500%, 11–15–21	178	226
T-Mobile USA, Inc.:		
6.000%, 4–15–24	773	820
6.500%, 1–15–26 (F)	1,305	1,441
		5,195
Total Telecommunication Services – 15.9%		43,045
TOTAL CORPORATE DEBT SECURITIES – 117.4%		$317,722
(Cost: $316,569)		
LOANS (K)		
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 7.735%, 7–25–22	955	854

LOANS (K) (Continued)	Principal	Value
Apparel Retail – 2.1%		
Talbots, Inc. (The) (ICE LIBOR plus 450 bps), 5.735%, 3–19–20	$ 1,598	$ 1,534
Talbots, Inc. (The) (ICE LIBOR plus 850 bps), 9.735%, 3–19–21 (D)	618	600
True Religion Apparel, Inc. (ICE LIBOR plus 487.5 bps):		
6.101%, 7–30–19 (L)	38	9
6.171%, 7–30–19 (L)	14,533	3,706
		5,849
Casinos & Gaming – 0.1%		
Gateway Casinos & Entertainment Ltd. (ICE LIBOR plus 375 bps), 5.083%, 2–22–23	323	325
Department Stores – 1.2%		
Belk, Inc. (ICE LIBOR plus 475 bps), 6.054%, 12–10–22	3,940	3,295
Education Services – 2.0%		
Laureate Education, Inc. (ICE LIBOR plus 450 bps), 5.735%, 4–26–24	5,419	5,438
General Merchandise Stores – 2.7%		
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps), 4.982%, 2–3–24	2,966	2,839
BJ's Wholesale Club, Inc. (ICE LIBOR plus 750 bps), 8.732%, 1–26–25	2,335	2,226
Orchard Acquisition Co. LLC (ICE LIBOR plus 600 bps), 7.313%, 2–8–19	4,531	2,114
		7,179
Home Furnishings – 0.8%		
Serta Simmons Bedding LLC (ICE LIBOR plus 800 bps), 9.312%, 11–8–24	2,130	2,044
Hotels, Resorts & Cruise Lines – 0.1%		
Travel Leaders Group LLC (ICE LIBOR plus 450 bps), 5.814%, 1–25–24	137	138
Housewares & Specialties – 0.4%		
KIK Custom Products, Inc. (ICE LIBOR plus 450 bps), 5.737%, 8–26–22	1,162	1,172
Restaurants – 0.6%		
NPC International, Inc. (ICE LIBOR plus 350 bps), 4.738%, 4–20–24	331	334
NPC International, Inc. (ICE LIBOR plus 750 bps), 8.738%, 4–18–25	1,346	1,363
		1,697

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2017

LOANS (K) (Continued)	Principal	Value
Specialized Consumer Services – 0.1%		
Asurion LLC (ICE LIBOR plus 600 bps), 7.235%, 8–4–25	$ 233	$ 238
Specialty Stores – 0.5%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.391%, 10–21–23	1,212	1,156
Total Consumer Discretionary – 10.9%		29,385
Consumer Staples		
Food Distributors – 0.3%		
Chefs' Warehouse, Inc. (The) (ICE LIBOR plus 575 bps), 5.990%, 6–22–22	881	891
Hypermarkets & Super Centers – 0.4%		
GOBP Holdings, Inc. (ICE LIBOR plus 825 bps), 9.583%, 10–21–22	979	981
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC (ICE LIBOR plus 675 bps), 8.083%, 6–30–22 (D)	748	707
Total Consumer Staples – 0.9%		2,579
Energy		
Coal & Consumable Fuels – 1.5%		
Foresight Energy LLC (ICE LIBOR plus 725 bps), 7.083%, 3–28–22	3,072	2,866
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 7.833%, 12–16–20 (D)	1,777	1,155
		4,021
Oil & Gas Drilling – 0.7%		
KCA Deutag Alpha Ltd. (ICE LIBOR plus 525 bps), 7.065%, 5–16-20	1,931	1,859
Oil & Gas Equipment & Services – 0.8%		
Brand Energy & Infrastructure Services, Inc. (ICE LIBOR plus 425 bps):		
5.514%, 6–21–24	790	794
5.564%, 6–21–24	151	151
5.583%, 6–21–24	2	2
Larchmont Resources LLC (10.320% Cash or 10.320% PIK), 10.320%, 8–7–20 (C)(D)(I)	1,387	1,345
		2,292
Oil & Gas Exploration & Production – 1.5%		
Chesapeake Energy Corp. (ICE LIBOR plus 750 bps), 8.814%, 8–23–21	3,879	4,176
Oil & Gas Storage & Transportation – 1.0%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 11.985%, 2–16–21	$1,224	$ 1,136
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 6.985%, 8–12–20	1,831	1,764
		2,900
Total Energy – 5.5%		15,248
Financials		
Insurance Brokers – 0.2%		
NFP Corp. (ICE LIBOR plus 350 bps), 4.735%, 1–8–24	602	606
Investment Banking & Brokerage – 0.7%		
Jane Street Group LLC (ICE LIBOR plus 450 bps), 5.735%, 8–25–22	1,889	1,904
Specialized Finance – 0.1%		
Orchestra Borrower LLC and Orchestra Co-Issuer, Inc. (3-Month ICE LIBOR plus 375 bps), 5.061%, 12–30–21	333	336
Total Financials – 1.0%		2,846
Health Care		
Life Sciences Tools & Services – 0.5%		
Avantor, Inc., 0.000%, 9–22–24 (M)	1,214	1,217
Total Health Care – 0.5%		1,217
Industrials		
Building Products – 0.4%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 9.235%, 3–27–22	1,146	1,013
Construction & Engineering – 0.2%		
Tensar International Corp. (ICE LIBOR plus 850 bps), 9.833%, 7-10–22 (D)	604	483
Diversified Support Services – 0.3%		
USS Ultimate Holdings, Inc. (ICE LIBOR plus 375 bps), 4.984%, 8-25–24	567	573
USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps), 8.985%, 8–25–25	472	474
		1,047
Industrial Conglomerates – 1.1%		
Crosby Worldwide Ltd. (ICE LIBOR plus 300 bps), 4.315%, 11–22–20	454	419
Industrial Conglomerates (Continued)		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.735%, 10–20–22	$ 2,112	$ 2,120
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.735%, 10–20–23	370	370
		2,909
Industrial Machinery – 1.4%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 9.833%, 1–30–23 (D)	3,719	3,719
Total Industrials – 3.4%		9,171
Information Technology		
Application Software – 0.8%		
TIBCO Software, Inc. (ICE LIBOR plus 350 bps), 4.740%, 12–4–20	2,113	2,118
Applications Software – 0.3%		
Applied Systems, Inc., 0.000%, 9–18–25 (M)	788	812
Data Processing & Outsourced Services – 0.2%		
Colorado Buyer, Inc. (ICE LIBOR plus 300 bps), 8.570%, 5–1–25	381	386
Internet Software & Services – 0.3%		
Ancestry.com LLC (ICE LIBOR plus 825 bps), 9.490%, 10–19–24	753	763
IT Consulting & Other Services – 0.1%		
Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps), 5.583%, 7–13–20	164	150
Total Information Technology – 1.7%		4,229
Materials		
Diversified Metals & Mining – 0.2%		
EP Minerals LLC (ICE LIBOR plus 750 bps), 8.817%, 8–20–21 (D)	545	529
Paper Packaging – 0.9%		
FPC Holdings, Inc. (ICE LIBOR plus 800 bps), 9.333%, 5–27–20	2,486	2,383
Total Materials – 1.1%		2,912
TOTAL LOANS – 25.0%		$67,587
(Cost: $81,608)		

SEPTEMBER 30, 2017

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (N) – 1.6%		
Sonoco Products Co.,		
1.330%, 10–2–17	$4,287	$ 4,287
Master Note – 0.4%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus 15 bps),		
1.450%, 10–4–17 (O)	1,113	1,113
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 5,400
(Cost: $5,400)		
TOTAL INVESTMENT SECURITIES – 145.4%		$393,593
(Cost: $406,597)		
BORROWINGS (P) – (47.3)%		(128,000)
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.9%		5,031
NET ASSETS – 100.0%		$ 270,624

Notes to Schedule of Investments

   *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted securities. At September 30, 2017, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Larchmont Resources LLC	12–8–16	2	$ 561	$ 552
Pinnacle Agriculture Enterprises LLC	3–10–17	1,358	617	856
			$1,178	$1,408

   The total value of these securities represented 0.5% of net assets at September 30, 2017.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Securities whose value was determined using significant unobservable inputs.

(E) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2017 the total value of these securities amounted to $210,428 or 77.8% of net assets.

(F) All or a portion of securities with an aggregate value of $133,872 have been pledged as collateral on open borrowings.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(H) Zero coupon bond.

(I) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2017.

(K) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(L) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(M) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N) Rate shown is the yield to maturity at September 30, 2017.

(O) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(P) Borrowings payable as a percentage of total investment securities is 32.5%.

The following forward foreign currency contracts were outstanding at September 30, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	1,714	U.S. Dollar	1,363	10–5–17	Morgan Stanley International	$ —	$ 11
Euro	356	U.S. Dollar	421	10–5–17	Morgan Stanley International	—*	—
						$ —*	$ 11

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$1,476	$ 552	$ —
Total Common Stocks	$1,476	$ 552	$ —
Preferred Stocks	—	—	856
Corporate Debt Securities	—	317,722	—
Loans	—	59,049	8,538
Short-Term Securities	—	5,400	—
Total	$1,476	$382,723	$9,394
Forward Foreign Currency Contracts	$ —	$ —*	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 11	$ —
Payable for Borrowing	$ —	$128,000	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Preferred Stocks	Loans
Beginning Balance 10–1–16	$ —	$17,062
Net realized gain (loss)	—	(433)
Net change in unrealized appreciation (depreciation)	239	(224)
Purchases	617	3,091
Sales	—	(7,646)
Amortization/Accretion of premium/discount	—	(58)
Transfers into Level 3 during the period	—	1,557
Transfers out of Level 3 during the period	—	(4,811)
Ending Balance 9–30–17	$856	$ 8,538
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–17	$239	$ (144)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the year ended September 30, 2017, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 9–30–17	Valuation Technique(s)	Unobservable Input(s)	Input value(s)
Assets				
Preferred Stocks	$ 856	Market comparable approach	Adjusted EBITDA multiple	8.52x
Loans	8,538	Third-party valuation service	Broker quotes	N/A

Significant increase (decrease) in the adjusted EBITDA multiple input could result in a higher (lower) fair value measurement.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES IVY HIGH INCOME OPPORTUNITIES FUND

AS OF SEPTEMBER 30, 2017

(In thousands, except per share amounts)	
ASSETS	
Investments in unaffiliated securities at market value+	$ 391,696
Investments in affiliated securities at value+	1,897
Investments at Value	393,593
Cash	670
Investment securities sold receivable	3,287
Interest receivable	6,639
Unrealized appreciation on forward foreign currency contracts	—*
Prepaid and other assets	12
Total Assets	404,201
LIABILITIES	
Investment securities purchased payable	5,447
Independent Trustees and Chief Compliance Officer fees payable	7
Shareholder servicing payable	2
Investment management fee payable	22
Accounting services fees payable	10
Unrealized depreciation on forward foreign currency contracts	11
Payable for borrowing	128,000
Interest payable for borrowing	78
Total Liabilities	133,577
Commitments and Contingencies (See Note 2 and Note 8)	
Total Net Assets	$270,624
NET ASSETS	
Capital paid in	$ 315,769
Undistributed net investment income	344
Accumulated net realized loss	(32,474)
Net unrealized depreciation	(13,015)
Total Net Assets	$270,624
SHARES OUTSTANDING	16,567
NET ASSET VALUE PER SHARE	$16.34
+COST	
Investments in unaffiliated securities at cost	$ 404,709
Investments in affiliated securities at cost	$ 1,888

** Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2017

(In thousands)

INVESTMENT INCOME	
Interest and amortization from unaffiliated securities	$ 31,139
Interest and amortization from affiliated securities	97
Total Investment Income	31,236
EXPENSES	
Investment management fee	3,881
Interest expense for borrowing	2,060
Shareholder servicing fees	68
Custodian fees	6
Independent Trustees and Chief Compliance Officer fees	13
Accounting services fees	121
Professional fees	80
Other	56
Total Expenses	6,285
Net Investment Income	24,951
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	(1,185)
Forward foreign currency contracts	(52)
Foreign currency exchange transactions	(3)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	12,101
Investments in affiliated securities	9
Forward foreign currency contracts	(24)
Foreign currency exchange transactions	—*
Net Realized and Unrealized Gain	10,846
Net Increase in Net Assets Resulting from Operations	$35,797

Not shown due to rounding

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS IVY HIGH INCOME OPPORTUNITIES FUND

(In thousands)	Year ended 9-30-17	Year ended 9-30-16
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 24,951	$ 26,065
Net realized loss on investments	(1,240)	(23,586)
Net change in unrealized appreciation	12,086	25,034
Net Increase in Net Assets Resulting from Operations	35,797	27,513
Distributions to Shareholders From:		
Net investment income	(24,519)	(26,540)
Net realized gains	—	—
Total Distributions to Shareholders	(24,519)	(26,540)
Capital Share Transactions	—	—
Net Increase in Net Assets	11,278	973
Net Assets, Beginning of Period	259,346	258,373
Net Assets, End of Period	$270,624	$259,346
Undistributed net investment income	$ 344	$ 195

See Accompanying Notes to Financial Statements.

STATEMENT OF CASH FLOWS

IVY HIGH INCOME OPPORTUNITIES FUND

FOR THE YEAR ENDED SEPTEMBER 30, 2017

(In thousands)

Cash flows provided by operating activities:	
Net increase in net assets resulting from operations	$ 35,797
Adjustments to reconcile net increase in net assets from operations to net cash provided by operating activities:	
Purchases of long-term investment securities	(157,225)
Proceeds from sales of long-term investment securities	145,671
Purchases of short-term portfolio investment securities, net	(4,354)
Decrease in interest receivable	653
Increase in prepaid and other assets	(7)
Increase in independent trustees and chief compliance officer fees payable	3
Decrease in shareholder servicing fees payable	(5)
Increase in investment management fee payable	12
Increase in interest payable for borrowing	35
Decrease in other liabilities	(7)
Net realized loss on investments in unaffiliated securities	1,185
Net change in unrealized appreciation on investments in unaffiliated securities	(12,101)
Net change in unrealized appreciation on investments in affiliated securities	(9)
Net change in unrealized depreciation on forward foreign currency contracts	24
Net accretion and payment in kind income on investment securities	(2,280)
Net cash provided by operating activities	7,392
Cash flows used for financing activities:	
Cash dividends paid	(24,519)
Proceeds from borrowing	17,250
Net cash used for financing activities	(7,269)
Net increase in cash and foreign currency	123
Cash and foreign currency, at beginning of year	547
Cash and foreign currency, at end of year	$ 670
Supplemental disclosure of cash flow information:	
Interest expense paid during the period	$ 1,982

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Year ended 9-30-2017	Year ended 9-30-2016	Year ended 9-30-2015	Year ended 9-30-2014	Period from 5-29-13 (commencement of operations) to 9-30-13
Net Asset Value, Beginning of Period	$15.65	$15.60	$19.35	$19.41	$19.10
Net Investment Income[1]	1.51	1.57	1.62	1.67	0.45
Net Realized and Unrealized Gain (Loss) on Investments	0.66	0.08	(3.41)	0.12	0.15
Total from Investment Operations	2.17	1.65	(1.79)	1.79	0.60
Distributions From Net Investment Income	(1.48)	(1.60)	(1.66)	(1.77)	(0.25)
Distributions From Net Realized Gains	—	—	(0.30)	(0.08)	—
Total Distributions	(1.48)	(1.60)	(1.96)	(1.85)	(0.25)
Common Shares Offering Costs	—	—	—	—	(0.04)
Net Asset Value, End of Period	$16.34	$15.65	$15.60	$19.35	$19.41
Share Price, End of Period	$15.97	$14.38	$12.97	$17.29	$17.80
Total Return[2] — Net Asset Value	15.14%	13.71%	(8.76)%	10.52%	3.07%
Total Return[2] — Share Price[3]	22.55%	25.67%	(15.11)%	7.69%	(9.73)%
Net Assets, End of Period (in millions)	$ 271	$ 259	$ 258	$ 321	$ 322
Managed Assets, End of Period (in millions)	$ 399	$ 370	$ 383	$ 455	$ 476
Ratio of Expenses to Average Net Assets	2.35%	2.09%	1.98%	1.94%	1.82%[4]
Ratio of Expenses to Average Net Assets Excluding Interest Expense	1.58%	1.56%	1.55%	1.55%	1.49%[4]
Ratio of Net Investment Income to Average Net Assets	9.31%	10.59%	9.07%	8.35%	6.88%[4]
Ratio of Expenses to Average Managed Assets	1.62%	1.44%	1.36%	1.36%	1.35%[4]
Ratio of Expenses to Average Managed Assets Excluding Interest Expense	1.09%	1.08%	1.07%	1.08%	1.11%[4]
Ratio of Net Investment Income to Average Managed Assets . . .	6.43%	7.28%	6.24%	5.83%	5.12%[4]
Portfolio Turnover Rate	39%	39%	47%	43%	44%[5]

(1) Based on average weekly shares outstanding.

(2) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total returns based on Net Asset Value and Share Price do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Total investment return at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends.

(4) Annualized.

(5) Percentage indicated was calculated for the period ended September 30, 2013.

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy High Income Opportunities Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on January 30, 2013, pursuant to an Agreement and Declaration of Trust, as amended and restated on March 28, 2013, governed by the laws of the State of Delaware. The Fund commenced operations on May 29, 2013. Prior to that date, the Fund had no operations other than matters relating to its organization and the sale and issuance of 5,236 common shares of beneficial interest to Ivy Investment Management Company ("IICO" or the "Adviser"), the Fund's investment adviser. The Fund's common shares are listed on the New York Stock Exchange (the "NYSE") and trade under the ticker symbol "IVH".

The Fund's investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation. The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including secured and unsecured loan assignments, loan participations and other loan instruments ("Loans"). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined in the prospectus) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB- by either Standard & Poor's Rating Services ("S&P") or Fitch, Inc. ("Fitch"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO")), or unrated but judged by the Adviser to be of comparable quality.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Fund (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends to shareholders are declared monthly. Distributions from net realized capital gains from investment transactions, if any, are declared and distributed to shareholders at least annually. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Income Taxes. It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Fund files income tax returns in U.S. federal and applicable state jurisdictions. The Fund's tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Fund periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that the Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Fund under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund has unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. While the Fund may not invest in issues (such as secured debt issues or corporate debt issues) that are in default at the time of purchase, issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below-investment grade debt securities of companies in similar industries.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Leverage Risk. The Fund's use of leverage creates the possibility of higher volatility for the Fund's Net Asset Value ("NAV"), share price and distributions. Leverage risk can be introduced through structural leverage (borrowings) or portfolio leverage through the use of certain derivative instruments held in the Fund's portfolio. Leverage typically magnifies the total return of the Fund's portfolio, whether that return is positive or negative. The use of leverage creates an opportunity for increased net income per share, but there is no assurance that the Fund's leveraging strategy will be successful.

Loans. The Fund may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. The Fund's investment in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When the Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When the Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, the Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. The Fund may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Fund's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnification. The Fund's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Basis of Preparation. The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Statement of Cash Flows. U.S. GAAP requires entities providing financial statements that report both financial position and results of operations to also provide a statement of cash flows for each period for which results of operations are provided, but exempts investment companies meeting certain conditions. One of the conditions is that the enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets. Funds with certain degrees of borrowing activity, typically through the use of borrowing arrangements, have been determined to be at a level requiring a Statement of Cash Flows. The Statement of Cash Flows has been prepared using the indirect method which requires net increase/decrease in net assets resulting from operations to be adjusted to reconcile to net cash flows from operating activities.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability.

Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service and are categorized in Level 2 of the fair value hierarchy. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security and are categorized in Level 2 of the fair value hierarchy.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Payable for Borrowings. The Fund uses a market yield approach, which utilizes expected future cash flows that are discounted using estimated current market rates. Discounted cash flow calculations may be adjusted to reflect current market conditions or the perceived credit risk of the Fund, as applicable. Consideration may also include an evaluation of collateral.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2017, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Fund uses derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Fund's financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to the Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

The Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Collateral and rights of offset. The Fund may mitigate credit risk with respect to over-the-counter ("OTC") derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2017:

Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Unrealized appreciation on forward foreign currency contracts	$—*	$—	$—*	$—*	$—	$—	$—

* Not shown due to rounding.

Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Unrealized depreciation on forward foreign currency contracts	$11	$—	$11	$—*	$—	$—	$11

* *Not shown due to rounding.*

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of year ended September 30, 2017:

Type of Risk Exposure	Assets		Liabilities	
	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$—*	Unrealized depreciation on forward foreign currency contracts	$11

* *Not shown due to rounding.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2017:

Type of Risk Exposure	Net realized gain (loss) on:					
	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$—	$—	$—	$(52)	$(52)

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2017:

Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$—	$—	$—	$(24)	$(24)

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended September 30, 2017, the average derivative volume was as follows:

Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
$6	$—	$—	$—	$—	$—

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Fund's investment manager. The Fund has agreed to pay the Adviser a management fee at an annual rate of 1.00% of the average daily value of the Fund's "Managed Assets." The term Managed Assets means the Fund's total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities, other than the aggregate indebtedness entered into for purposes of leverage.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Trust's Deferred Fee Agreement entered into between the Fund and the Trustee(s). The Fund records the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Fund are shown on the Statement of Operations.

Accounting Services Fees. The Fund has an Accounting Services and Administrative Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Fund, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average managed asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

The Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of managed assets with no fee charged for managed assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's managed assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Other Fees. The Fund pays all costs and expenses of its operations, including, but not limited to, compensation of its Trustees (other than those affiliated with the Adviser), custodian, administrator, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, listing fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.

6. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended September 30, 2017 follows:

	9-30-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	9-30-17 Share Balance	9-30-17 Value	Net Change in Unrealized Depreciation
Larchmont Resources LLC	N/A	$ 560	$—	$—	$ —	2	$ 552	$(8)

	9-30-16 Principal Balance				Interest Received	9-30-17 Principal Balance		Net Change in Unrealized Appreciation
Larchmont Resources LLC (10.320% Cash or 10.320% PIK), 10.320%, 8-7-20	N/A	$1,314	$—	$—	$97	$1,387	$1,345	$17

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2017, were as follows:

Purchases		Sales	
U.S. Government	Other Issuers	U.S. Government	Other Issuers
$—	$159,521	$—	$147,927

8. BORROWINGS

The Fund entered into a $160 million ("Facility Limit") prime brokerage facility ("Borrowings") with Pershing LLC as a means of financial leverage. Interest was charged on the Borrowings at one month LIBOR plus 0.75% on the amount borrowed. There are no other fees associated with this borrowing arrangement. During the year ended September 30, 2017, the average daily balance outstanding and weighted interest rate on the Borrowings were $120,150,000 and 1.691%, respectively.

In order to maintain the Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured by securities held by the Fund as noted in the Schedule of Investments.

Borrowings outstanding are recognized as "Payable for borrowing" on the Statement of Assets and Liabilities. Interest charged on the amount borrowed is recognized as a component of "Interest expense for borrowing" on the Statement of Operations.

9. CAPITAL SHARE TRANSACTIONS ($ amounts in thousands)

The Fund has authorized 18,750,000 of $0.001 par value common shares of beneficial interest. There were no transactions in shares of beneficial interest during the year ended September 30, 2017.

10. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate the Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At year ended September 30, 2017, the Fund had outstanding bridge loan commitments of $981. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2017 and the related unrealized appreciation (depreciation) were as follows:

Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized (Depreciation)
$406,759	$15,790	$28,956	$(13,166)

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the year ended September 30, 2017 and the post-October and late-year ordinary activity were as follows:

Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
$356	$—	$—	$—	$—

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2017 and 2016 were as follows:

September 30, 2017		September 30, 2016	
Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
$24,519	$—	$26,540	$—

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2017 that may be available to offset future realized capital gains and thereby reduce future capital gain distributions. As of September 30, 2017, the capital loss carryovers were as follows:

Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
$6,147	$26,183

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At September 30, 2017, the following reclassifications were made:

Undistributed Net Investment Income	Accumulated Net Realized Gain	Paid-In Capital
$(282)	$282	$—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Ivy High Income Opportunities Fund:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Ivy High Income Opportunities Fund (the "Fund"), as of September 30, 2017, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2017, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Ivy High Income Opportunities Fund as of September 30, 2017, the results of its operations and cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 20, 2017

The Fund hereby designates the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2017:

Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
$—	$—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from the Fund.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Pursuant to the Fund's Dividend Reinvestment Plan (the "DRIP"), unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your common shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders (the "DRIP Agent"), in additional common shares under the DRIP. You may elect not to participate in the DRIP by contacting the DRIP Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by Computershare, Inc. as dividend paying agent.

If you participate in the DRIP, the number of common shares you will receive will be determined as follows:

(1) If the market price of the common shares on the record date (or, if the record date is not a New York Stock Exchange ("NYSE") trading day, the immediately preceding trading day) for determining shareholders eligible to receive the relevant dividend or distribution (the "determination date") is equal to or exceeds 98% of the net asset value per share of the common shares, the Fund will issue new common shares at a price equal to the greater of:

(a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or

(b) 95% of the market price of the common shares on the determination date.

(2) If 98% of the net asset value per share of the common shares exceeds the market price of the common shares on the determination date, the DRIP Agent will receive the dividend or distribution in cash and will buy common shares in the open market, on the NYSE or elsewhere, for your account as soon as practicable commencing on the trading day following the determination date and terminating no later than the earlier of (a) 30 days after the dividend or distribution payment date, or (b) the record date for the next succeeding dividend or distribution to be made to the shareholders; except when necessary to comply with applicable provisions of the federal securities laws. If during this period: (i) the market price rises so that it equals or exceeds 98% of the net asset value per share of the common shares at the close of trading on the NYSE on the determination date before the DRIP Agent has completed the open market purchases, or (ii) if the DRIP Agent is unable to invest the full amount eligible to be reinvested in open market purchases, the DRIP Agent will cease purchasing common shares in the open market and the Fund shall issue the remaining common shares at a price per share equal to the greater of (a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date, or (b) 95% of the then-current market price per share.

Common shares in your account will be held by the DRIP Agent in non-certificated form. Any proxy you receive will include all shares of common shares you have received under the DRIP.

You may withdraw from the DRIP (i.e., opt-out) by notifying the DRIP Agent in writing at P.O. Box 43078, Providence, Rhode Island 02940-3078. Such withdrawal will be effective immediately if notice is received by the DRIP Agent prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the DRIP Agent's investment of the most recently declared dividend or distribution on the common shares. The DRIP may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective. Upon any termination, the DRIP Agent will continue to hold whole shares for you in non-certificated form until otherwise notified by you, and will cause a cash adjustment for any fractional shares to be delivered to you after deducting brokerage commissions actually incurred. You may elect to notify the DRIP Agent in advance of such termination, or at any time following termination, to have the DRIP Agent sell part or all of your common shares on your behalf. You will be charged a service charge and the DRIP Agent is authorized to deduct brokerage charges actually incurred for this transaction from the proceeds.

There is no service charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a per share processing fee, which includes any brokerage commissions incurred by the DRIP Agent when it makes open market purchases. Because all dividends and distributions will be automatically reinvested in additional common shares, this allows you to add to your investment through dollar cost averaging, which may lower the average cost of your common shares over time. Dollar cost averaging is a technique for lowering the average cost per share over time if the Fund's net asset value declines. While dollar cost averaging has definite advantages, it cannot assure profit or protect against loss in declining markets.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the DRIP.

The Fund reserves the right to amend or terminate the DRIP if, in the judgment of the Board, the change is warranted. There is no direct service charge to participants in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

Additional information about the DRIP and your account may be obtained from the DRIP Agent at P.O. Box 43078, Providence, Rhode Island 02940-3078 or by calling the DRIP Agent at (800)-426-5523.

The Fund is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Fund's day-to-day operations. The Trustees of the Fund are also trustees of 48 portfolios within the Ivy Funds (the "Ivy Trust"), an open-end management investment company and 3 portfolios within the Ivy NextShares ("NextShares"). The Waddell & Reed Fund Complex (the "Fund Complex") is comprised of the Fund, the Ivy Trust, NextShares and the "Advisors Fund Complex" (Waddell & Reed Advisors Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios). Each member of the Board also serves as trustees of the Waddell & Reed Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of each fund in the Fund Complex.

The Board is classified into three classes — Class I, Class II and Class III — as nearly equal in number as reasonably possible, with the trustees in each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of shareholders, the successors to the class of trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors.

Under the Fund's Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") and its Amended and Restated By-Laws (the "Bylaws"), a Trustee may serve as a Trustee until his or her term expires, or until he or she dies, resigns, declares bankruptcy, is adjudicated incompetent or lacks capacity to perform the duties of the office, or removal. The Fund intends to hold annual meetings of shareholders so long as the common shares are listed on a national securities exchange and such meetings are required as a condition to such listing. Delaware law permits shareowners to remove Trustees under certain circumstances and requires the Trust to assist in shareholder communications.

The Statement of Additional Information ("SAI") for the Fund includes additional information about the Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Independent Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2013	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	104	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (1981 to present); Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds; Trustee, NextShares; Trustee, Advisors Fund Complex.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	104	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit) (2007 to present); Trustee, Ivy Funds; Trustee, NextShares; Trustee, Advisors Fund Complex.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
John A. Dillingham* 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2017	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	104	Former Advisory Director, UMB Northland Board (banking) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013), National Advisory Board (2014 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to 2016); Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Trustee, CGSC Foundation (government) (2004 to 2012); Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director, Metropolitan Comm. College Foundation, (1980 to 2014); Trustee, Ivy Funds; Trustee, NextShares; Trustee, Advisors Fund Complex.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2013	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	104	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present); Trustee, Ivy Funds; Trustee, NextShares; Trustee, Advisors Fund Complex.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2013 2013	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	104	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Foundation HealthCare (2008 to 2017); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to 2016); Director, OK Foundation for Excellence (non-profit) (2008 to present); Trustee/ Chairman, Ivy Funds; Trustee/Chairman, NextShares; Trustee/ Chairman, Advisors Fund Complex.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2013	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	104	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee, Ivy Funds; Trustee, NextShares; Trustee, Advisors Fund Complex.
Frank J. Ross, Jr. Polsinelli PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	104	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects, Greater Kansas City Chapter (2001-2009); Trustee, Ivy Funds; Trustee, NextShares; Trustee, Advisors Fund Complex.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2013	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	104	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Director, CTMG, Inc. (clinical testing) (2008 to present); Trustee, Ivy Funds, Trustee, NextShares; Trustee, Advisors Fund Complex.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2013	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	104	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, Ivy Funds; Trustee, NextShares; Trustee, Advisors Fund Complex.

Interested Trustee

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/ Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2013	Chairman, WDR (January 2010 to 2016); CEO, WDR (2005 to 2016); President, CEO and Chairman, IICO (2002 to 2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to 2016); President of each of the funds in the Fund Complex (2001 to 2016).	104	Director, WDR, (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016), and Waddell & Reed, Inc. (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, Ivy Funds; Trustee, NextShares, Trustee, Advisors Fund Complex.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President	2013	2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President and General Counsel for each of the funds in the Fund Complex (2014 to present); Assistant Secretary of each of the funds in the Fund Complex (2014 to 2016; 2017 to present); Secretary for each of the funds in the Fund Complex (2016 to 2017).
	General Counsel	2013	2014	
	Assistant Secretary	2013	2014	
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2013	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2013	2006	
	Principal Accounting Officer	2013	2006	
	Principal Financial Officer	2013	2007	
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2006	CEO, WDR (2016 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO (2010 to 2016); President, CEO and Chairman, WRIMCO (2016 to present); Senior Vice President, WRIMCO (2010 to 2016); President of each of the funds in the Funds Complex (2016 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2013	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
	Chief Compliance Officer	2013	2004	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2013	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Senior Vice President, Waddell & Reed, Inc. ("WRI") and IDI (2017 to present); Vice President of WRI and IDI (2010 to 2017).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT IVY HIGH INCOME OPPORTUNITIES FUND

At a meeting of the Board of Trustees (the "Board") of Ivy High Income Opportunities Fund (the "Trust") held on August 15 and 16, 2017, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreements (collectively, the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust.

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from IICO's relationship with the Trust, economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2017. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 15th and 16th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Trust by IICO, taking into account the large amount of materials produced by IICO in response to the 15(c) due diligence requests submitted by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Trust, IICO's investment risk management function, and the proposed and on-going changes IICO has been considering for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities (both taken and proposed) in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Trust's expenses and enhance the performance of the Trust, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO, as well as the other services provided to the Trust by IICO (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to of the Trust's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Trust policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Trust was likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Trust

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Trust. In that regard, the Board discussed the administrative and fund accounting servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Trust and the benefits that accrue to that service provider organization. After full consideration of these and other factors, the Board concluded that none of IICO nor any of its affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Trust and whether fee levels reflect those economies of scale for the benefit of the Trust's shareholders. The Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

Performance of the Trust and Costs of Services Provided

The Board considered the performance of the Trust and the costs of the services provided. Specifically, the Board examined the investment performance of the Trust, including the percentile ranking of the Trust over various periods of time. The Board also examined the performance of the Trust against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Trust's performance was acceptable.

The Board also considered the expenses and expense ratio of the Trust in light of the services provided by IICO. The Board also compared the Trust's expenses with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class. In that regard, the Board noted that IICO performs significant additional services for the Trusts as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Trust, including the methodology used to calculate profitability. The Board finally considered the amount of assets in the Trust, and how that affects the Trust's expense ratios, noting that, as the Trust's assets have increased or decreased over time, the expense ratios of the Trust generally have fallen or risen, respectively. After completing this examination, the Board concluded that the Trust's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Trust. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Trust;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as the Trust grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Trust in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2017, approximately 9% of the funds within the Waddell & Reed Fund Complex (including the Trust) were in the top quartile of performance and 33% of such funds were in the top two quartiles of performance, and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 42% of the funds were in the top two quartiles in the one-year period, and that 32% of all such funds had improving performance in their one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the funds, on average, were 2% over the average total expenses of their respective Broadridge Expense Group peers and 3% below the average total expenses for their Broadridge Expense Universes. The management fees for the funds were 1% over the average management fees of their respective Broadridge Expense Group peers and 3% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the funds' shareholders generally are benefitting from lower expenses as the funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent is near the median of most similarly-sized, publicly-traded peers, but appears adequate to enable IICO to continue to provide quality support to the funds and their shareholders. Finally, the report noted that IICO has continued to invest time in board mergers and fund mergers, which could help drive down expenses for shareholders.

Finally, the report also examined the fees that IICO retains on funds that are subadvised by unaffiliated subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds are generally similar.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Trust in the previous 12 months are reasonable and provide adequate justification for renewal of the Trust's existing Management Agreement.

The following privacy notice is issued by Ivy High Income Opportunities Fund (the "Fund") and Ivy Investment Management Company ("IICO").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Fund, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

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PROXY VOTING INFORMATION

IVY HIGH INCOME OPPORTUNITIES FUND

Proxy Voting Guidelines

A description of the policies and procedures the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY HIGH INCOME OPPORTUNITIES FUND

Portfolio holdings can be found on the Fund's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Fund's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

IVY HIGH INCOME OPPORTUNITIES FUND

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

CERTIFICATIONS

IVY HIGH INCOME OPPORTUNITIES FUND

The Fund's Chief Executive Officer ("CEO") has submitted to the NYSE the annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Fund Manual. The Fund has filed with the SEC the certification of its CEO and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act.

Visit us online at www.ivyinvestments.com

The Fund is managed by Ivy Investment Management Company.

ANN-IVH (9-17)